SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of the Company held on December 11, 2024 drawn up in summary form

1.	Date, Time and Venue. On December 11, 2024, at 9:00 a.m., in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4th floor, São Paulo/SP, Brazil.

2.	Call and Attendance. Call notice duly given pursuant to the Company’s Bylaws. Meeting with attendance of all the effective members of the Board of Directors: Michel Dimitrios Doukeris, Victorio Carlos De Marchi, Carlos Eduardo Klutzenschell Lisboa, Claudia Quintella Woods, Fabio Colletti Barbosa, Fernando Mommensohn Tennenbaum, Lia Machado de Matos, Luciana Pires Dias, Marcos de Barros Lisboa, Milton Seligman and Nelson José Jamel.

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Guilherme Malik Parente.

4.	Resolutions: The Directors unanimously and unrestrictedly resolved to:

4.1. Reelection of the Board of Executive Officers. According to article 21, letter d, of the Company’s Bylaws, to approve the following members of the Board of Executive Officers, for a 3-year term of office starting on January 1st, 2025 and ending on December 31st, 2027:

(i)	reelection of Mr. Lucas Machado Lira, Brazilian citizen, lawyer, bearer of the identity card RG No. M-8.608.502 SSP-MG and enrolled with the Individual Taxpayers’ Registry under No. 032.585.176-06, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Chief Financial, Investors Relations and Shared Services Officer;

(ii)	reelection of Mr. Eduardo Braga Cavalcanti de Lacerda, Brazilian citizen, engineer, bearer of the identity card RG No.10.287.948-3 Detran-RJ and enrolled with the Individual Taxpayers’ Registry under No. 072.401.457-86, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Commercial Vice President Officer;

(iii)	reelection of Mr. Ricardo Morais Pereira de Melo, Brazilian citizen, engineer, bearer of the identity card RG No.60.802.441-7 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No 765.157.884-87, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as People and Management Vice President Officer;

(iv)	reelection of Mrs. Letícia Rudge Barbosa Kina, Brazilian citizen, lawyer and economist, bearer of the identity card RG No. 29.586.013-3 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 255.726.488-17, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Legal and Compliance Vice President Officer;

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on December 11, 2024

(v)	reelection of Mrs. Carla Smith de Vasconcellos Crippa Prado, Brazilian citizen, lawyer and economist, bearer of the identity card RG No. n° 35564035-1 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 297.485.688-81, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Corporate Affairs Vice President Officer;

(vi)	reelection of Mr. Felipe Moreira Haddad Baruque, Brazilian citizen, with a food science degree, bearer of the identity card RG No. 29.305.086-7 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 219.787.888-35, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Procurement Vice President Officer;

(vii)	reelection of Mr. Paulo André Zagman Brazilian citizen, engineer, bearer of the identity card RG No. 63.799.750-5 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 072.343.527-83, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Logistics Vice President Officer;

(viii)	reelection of Mr. João Coelho Rua Derbli de Carvalho, Brazilian citizen, businessman, bearer of the identity card RG n° 102474418 DET/RJ and enrolled with the Individual Taxpayers’ Registry under No. 099.035.737-66, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Sales Vice President Officer;

(ix)	reelection of Mr. Eduardo Eiji Horai, Brazilian citizen, computer scientist, bearer of the identity card RG n°43728085 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 319.022.918-08, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Information Technology Vice President Officer;

(x)	reelection of Mr. Daniel Wakswaser, Brazilian citizen, advertiser, bearer of the identity card RG No. 44.046.333 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 330.638.588.38, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Marketing Vice President Officer;

(xi)	reelection of Mr. Valdecir Duarte, Brazilian citizen, engineer, bearer of the identity card RG No. 3374.680 SSP/SC and enrolled with the Individual Taxpayers’ Registry under No. 030748919-12, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, to the position of Industrial Vice President Officer of Company; and

(xii)	reelection of Mrs. Daniela Gavranic Cachich, Brazilian citizen, businesswoman, bearer of the identity card RG No. 19.858.186 SSP-SP and enrolled with the Individual Taxpayers’ Registry under No. 255.189.168-09, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Itaim Bibi, as Beyond Beed Vice President Officer.

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Minutes of the Meeting of the Board of Directors of Ambev S.A. held on December 11, 2024

4.2. Ratification of Election. As formalized at the Board of Directors meeting of August 26th and 27th, 2024, whose extract of the minutes was filed with JUCESP on October 3rd, 2024 under No. 358.401/24-0, ratify the election of Mr. Carlos Eduardo Klutzenschell Lisboa, Brazilian citizen, administrator, bearer of the identity card RG No. 54.929.337-1 (SSP-SP) and enrolled with the Individual Taxpayers’ Registry under No. 694.514.864-53, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, as Chief Executive Officer, with a term of office until December 31, 2027, replacing Mr. Jean Jereissati Neto.

4.3. New Composition of Board of Executive Officers. In accordance with the abovementioned resolution, the Company’s Board of Executive Officers shall have the composition set forth in Exhibit I as of January 1st, 2025, all with unified term of office until December 31st, 2027, upon the execution of the instrument of investiture in the proper book, at which time they will execute a statement confirming that there is no impediment to their election to the Company’s Board of Executive Officers

4.4. Election - Board of Directors. According to article 20 of the Company’s Bylaws, to approve, effective January 1st, 2025, for the same term of office as the other acting directors, the election of Mr. Ricardo Manuel Frangatos Pires Moreira, Portuguese citizen, engineer, with passport number CA802266, as an effective member of the Board of Directors, replacing Mr. Carlos Eduardo Klutzenschell Lisboa.

4.5. Preparation of an Extraordinary Balance Sheet. To approve, pursuant to Section 41, Paragraph 1 of the Company’s Bylaws, the preparation of an extraordinary balance sheet as of November 30, 2024

4.6. Distribution of Interest on Own Capital. In accordance with the recommendation of the Operations and Finance Committee at a meeting held on December 6, 2024, to approve the distribution of interest on own capital (“IOC”) in the amount of R$ 0.2448 per share of the Company, based on available balance and on the extraordinary balance sheet dated as of November 30, 2024, approved herein, and attributed to the minimum mandatory dividends for the same fiscal year. The distribution of IOC shall be taxed pursuant to the applicable law, which shall result in a net distribution of IOC of R$ 0.2081 per share of the Company, except for legal entities exempt from withholding tax pursuant to Article 5 of Law No 11,053/04, as amended by Law No. 11,196/05.

4.6.1. The aforementioned payment shall be made on December 30, 2024, considering the shareholding position of December 19, 2024 with respect to B3 S.A. - Brasil, Bolsa, Balcão, and December 23, 2024 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. Shares and ADRs shall be traded ex-IOC as from and including December 20, 2024.

4.7. Distribution of Dividends. In accordance with the recommendation of the Operations and Finance Committee at a meeting held on December 6, 2024, to approve the distribution of dividends in the amount of R$ 0.4228 per share of the Company, based on available balance and on the extraordinary balance sheet dated as of November 30, 2024, approved herein, and attributed to the minimum mandatory dividends for the same fiscal year, without income tax withholding, pursuant to applicable law.

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Minutes of the Meeting of the Board of Directors of Ambev S.A. held on December 11, 2024

4.7.1. The aforementioned payment shall be made on January 07, 2025, considering the shareholding position of December 19, 2024 with respect to B3 S.A. - Brasil, Bolsa, Balcão, and December 23, 2024 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from and including December 20, 2024.

4.8. Intermediate Distribution of Proceeds. In accordance with the recommendation of the Operations and Finance Committee at a meeting held on December 6, 2024, to approve the change in the timing of dividend distributions from annual to potentially shorter periods, including quarterly distributions or other intervals, with the dates and amounts to be approved by the Company’s Board of Directors, in accordance with the Company’s Policy on Allocation of Results.

5.	Close. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, December 11, 2024

/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Carlos Eduardo Klutzenschell Lisboa	/s/ Claudia Quintella Woods
/s/ Fabio Colletti Barbosa /s/ Lia Machado de Matos /s/ Marcos de Barros Lisboa /s/ Nelson José Jamel	/s/ Fernando Mommensohn Tennenbaum /s/ Luciana Pires Dias /s/ Milton Seligman /s/ Guilherme Malik Parente Secretary

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Minutes of the Meeting of the Board of Directors of Ambev S.A. held on December 11, 2024

Exhibit I

Composition of Board of Executive Officers as of January 1st, 2025

(term of office unified until December 31st, 2027)

(i)	Mr. Carlos Eduardo Klutzenschell Lisboa, as “Chief Executive Officer”;
(ii)	Mr. Lucas Machado Lira, as “Chief Financial, Investors Relations and Shared Services Officer”;
(iii)	Mr. Eduardo Braga Cavalcanti de Lacerda, as “Commercial Vice President Officer”;
(iv)	Mr. Ricardo Morais Pereira de Melo, as “People and Management Vice President Officer”;
(v)	Mrs. Leticia Rudge Barbosa Kina, as “Legal and Compliance Vice President Officer”;
(vi)	Mrs. Carla Smith de Vasconcellos Crippa Prado, as “Corporate Affairs Vice President Officer”;
(vii)	Mr. Felipe Moreira Haddad Baruque, as “Procurement Vice President Officer”.
(viii)	Mr. Paulo André Zagman, as “Logistics Vice President Officer”;
(ix)	Mr. João Coelho Rua Derbli de Carvalho, as “Sales Vice President Officer”;
(x)	Mr. Eduardo Eiji Horai, as “Information Technology Vice President Officer”;
(xi)	Mr. Daniel Wakswaser Cordeiro, as “Marketing Vice President Officer”;
(xii)	Mr. Valdecir Duarte, as “Industrial Vice President Officer”; and
(xiii)	Mrs. Daniela Gavranic Cachich, as “Beyond Beer Vice President Officer”.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer